September 28, 2017

Sonny Oh

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust; File Nos. 333-122917, 811- 21720

Dear Mr. Oh:

On August 1, 2017, Northern Lights Fund Trust (the “Trust”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) on Form N-1A on behalf Leader Short-Term Bond Fund and Leader Total Return Fund (each individually a “Fund” and collectively the “Funds”), for the purpose of making certain principal strategy disclosure revisions for the Funds..

The Trust has revised the disclosure in its prospectus and Statement of Additional information in response to comments given by you via telephone to Joshua Hinderliter on September 22, 2017, except as indicated below. Your comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

Cover Page

1.	Comment: Please be more specific regarding “Shares of Beneficial Interest.”

Response: The Registrant believes the disclosure is appropriate.

Prospectus

Leader Short-Term Bond Fund

Fees and Expenses

2.	Comment: With regard to the disclosure: “More information about these and other discounts is available from your financial professional” – please revise to make reference to any sales charge discounts rather than just referring to fees generally.

Response: The sentence has been revised as follows:

4824-4775-6368.1

“More information about these sales charge discounts and other discounts is available from your financial professional…..”

Principal Investment Strategy

3.	Comment: Please disclosure what methodology is utilized to determine what qualifies as an “emerging market.”

Response: The following disclosure has been added:

The Fund defines emerging market issuers as those found outside of North America, Europe, Japan, Australia and New Zealand.

4.	Comment: In regard to the disclosure “The Fund may invest up to 30% of its assets in lower-quality, high yield bonds” and “The Fund may invest up to 20% of its assets, determined at the time of investment, in foreign fixed income securities denominated in foreign currencies” – please clarify if these two investments overlap.

Response: These two guidelines do not overlap. The Registrant respectfully declines to amend the existing disclosure.

5.	Comment: Please clarify if investments in derivatives will count towards the disclosure “the Fund will invest at least 80% of its assets, plus any borrowings for investment purposes, in fixed income securities.” If so, please explain supplementally how those derivatives will be calculated.

Response: The Fund has not and does not intend to use derivatives. In the event that the Fund did use derivatives, the value calculation, for the purposes of the Fund’s 80% investment policy, would be based on the economic exposure of the derivative in question which may be the derivative’s notional value.

Principal Investment Risk

6.	Comment: Based on the disclosure in the Fund’s principal investment strategies section, please add Currency Risk, Issuer Specific Risk, Liquidity Risk, and Market Risk to this section.

Response: Liquidity Risk is not a principal risk of the Fund. The following risks have been added:

Currency Risk. Currency trading risks include market risk, credit risk and country risk. Market risk results from adverse changes in exchange rates in the currencies the Fund is long or short. Credit risk results because a currency-trade counterparty may default. Country risk arises because a government may interfere with transactions in its currency.

Issuer-Specific Risk. The value of a specific security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole.

Market Risk. Overall fixed income market risks may affect the value of individual securities in which the Fund invests. Factors such as global interest rate levels, economic growth, market conditions and political events affect the fixed income securities markets. When the value of the Fund’s investments goes down, your investment in the Fund decreases in value and you could lose money.

7.	Comment: Please explain why there is a difference with regard to the risk summary sections for the two Funds.

Response: The different risk summary versions have been reconciled to the extent appropriate.

8.	Comment: Please move the section entitled “Is the Fund right for you” out of the summary section.

Response: The requested change has been made.

Performance

9.	Comment: Please delete the disclosure “Returns would be higher for the Institutional Class shares” – and replace it with the required disclosure found in Instruction 3(b) to Item 4(b)(2).

Response: The disclosure has been revised as follows:

Returns for the Institutional Class shares would be substantially similar because the shares are invested in the same portfolio of securities and the annual returns would differ only to the extent that the Classes do not have the same expenses.

10.	Comment: Please revise the disclosure “The Fund’s Investor Class shares had a total return of [(0.36)%] during the period January 1, 2017 to June 30, 2017” – so that it appears as a footnote to the table.

Response: The Registrant respectfully declines to amend the existing disclosure.

Leader Total Return Fund

Principal Investment Strategies

11.	Comment: If applicable, please revise the disclosure “The Fund invests primarily in investment-grade securities, but may invest up to 40% of its total assets in high yield securities (commonly referred to as “junk bonds”)” – to include duration as is provided in the subsequent disclosure for the other Fund.

Response: The Registrant respectfully declines to amend the existing disclosure.

Principal Investment Risks

12.	Comment: Please add Government Securities Risk to this section.

Response: The requested disclosure has been added as follows:

Government Securities Risk. It is possible that the U.S. Government would not provide financial support to its agencies or instrumentalities if it is not required to do so by law. If a U.S. Government agency or instrumentality in which the Fund invests defaults and the U.S. Government does not stand behind the obligation, the Fund's share price or yield could fall. Securities of U.S. Government sponsored entities, such as Freddie Mac or Fannie Mae, are neither issued nor guaranteed by the U.S. Government. The U.S. Government's guarantee of ultimate payment of principal and timely payment of interest of the U.S. Government securities owned by the Fund does not imply that the Fund's shares are guaranteed by the Federal Deposit Insurance Corporation or any other government agency, or that the price of the Fund's shares will not fluctuate.

Additional Information About Principal Investment Strategies and Related Risks

Principal Investment Strategies – Leader Total Return Fund

13.	Comment: Please consider reordering this section beginning with the fourth paragraph so that is tracks the disclosure in the summary section.

Response: The Registrant respectfully declines to amend the existing disclosure.

Principal Investment Risks

14.	Comment: Please revise the title of “Mortgage-Backed and Asset-Backed Risk” so it matches the title given to this risk in the summary section.

Response: The Registrant respectfully declines to amend the existing disclosure.

Portfolio Holdings Disclosure

15.	Comment: Please consider moving the paragraph that begins, “Leader Short-Term Bond Fund’s Investor Class shares commenced operations…” to a different, more appropriate location.

Response: The disclosure in question has been deleted.

Management

Investment Advisor

16.	Comment: Please add disclosure regarding the Adviser’s assets under management.

Response: The following disclosure has been added:

As of May 31, 2017, the Adviser has approximately $264 million in assets under management.

How to Purchase Shares

17.	Comment: Please reconcile the amount of 12b-1 allocation per share class against what is stated in the fee table. Please note that this comment also applies to the “Distribution of Shares” section.

Response: The Registrant believes the current disclosure is accurate.

18.	Comment: With regard to the disclosure “participants in certain “wrap-fee” or asset allocation programs or other fee-based arrangements sponsored by broker-dealers and other financial institutions that have entered into agreements with the Distributor” and “purchasing shares through a financial services firm (such as a broker-dealer, investment advisor or financial institution) that has a special arrangement with the Fund” – please specific which broker-dealers and financial service firms are being referred to.

Response: As of May 31, 2017, the Adviser has approximately $264 million in assets under management.

19.	Comment: Please insert a section for Investor Shares, similarly to what is presented for the other share classes.

Response: The following disclosure has been added:

Investor Class Shares: Investor Class Shares of each Fund are sold at NAV without an initial sales charge Investor Class shares pay up to 0.50% on an annualized basis of the average daily net assets as reimbursement or compensation for service and distribution-related activities with respect to the Fund and/or shareholder services. Over time, fees paid under this distribution and service plan will increase the cost of an Investor Class shareholder’s investment and may cost more than other types of sales charges.

How to Redeem Shares

20.	Comment: Please provide the disclosure required by Item 11(c)(7) & (8).

Response: The following disclosure has been added:

The Funds typically expect that it will take up to 7 days following the receipt of your redemption request to pay out redemption proceeds by check or electronic transfer. The Fund typically expects to pay redemptions from cash, cash equivalents, and proceeds from the sale of portfolio securities. These redemption payment methods will be used in regular and stressed market conditions.

Frequent Purchases and Redemptions of Fund Shares

21.	Comment: Please explain if the policies discussed within the bullet points of this section apply uniformly, or if they are applied in a certain order, or if they are discretionary. If discretionary, please provided additional risk disclosure.

Response: The Registrant respectfully declines to amend the existing disclosure.

Tax Status, Dividends and Distributions

22.	Comment: Please consider adding disclosure regarding the Medicare tax, as well as adding a separate dividend section.

Response: The Registrant respectfully declines to amend the existing disclosure and notes that disclosure regarding the Medicare tax is provided in the Fund’s SAI.

Distribution of Shares

23.	Comment: Please explain the basis for the disclosure, “You should be aware that if you had your shares for a substantial period of time, you may indirectly pay more than the economic equivalent of the maximum front-end sales charge allowed by FINRA due to the recurring nature of distribution (12b-1) fees.”

Response: The disclosure in question has been deleted.

Statement of Additional Information

Types of Investments

24.	Comment: Please better tailor these to the specifics of the Funds.

Response: The Registrant respectfully declines to amend the existing disclosure.

Investment Restrictions

25.	Comment: With regard to the disclosure: “Issue senior securities. (This limitation is not applicable to activities that may be deemed to involve the issuance or sale of a senior security by the Fund, provided that the Fund’s engagement in such activities is consistent with or permitted by the 1940 Act, the rules and regulations promulgated thereunder or interpretations of the SEC or its staff);” – after the list of restriction, please add disclosure what the specific provisions and restrictions are under the 1940 Act” – please add after the numeric list of the section, what the specific provisions and restrictions are that are contemplated by the 1940 Act and its subsequent Rules.

Response: The Registrant respectfully declines to amend the existing disclosure.

Policies and Procedures for Disclosure of Portfolio Holdings

26.	Comment: Please provide disclosure regarding the frequency and lag of information given.

Response: Given that the timeframes and frequency for providing information chnages, the Registrant respectfully declines to amend the existing disclosure.

27.	Comment: With regard to the disclosure, “the recipient must have a legitimate business need for the information and must be subject to a duty to keep the information confidential” – please add that the recipient also has a duty not to trade on non-public information.

Response: The requested revision has been made as follows:

In each case, a determination has been made that such advance disclosure is supported by a legitimate business purpose and that the recipient is subject to a duty to keep the information confidential and to not trade on any non-public information.

Management

Trustee Qualifications

28.	Comment: Please consider breaking this section into smaller paragraphs for easy of reading.

Response: The Registrant respectfully declines to amend the existing disclosure.

Trustee and Officer Tables

29.	Comment: Please use age rather than year of birth for each individual listed in these tables.

Response: The Registrant respectfully declines to amend the existing disclosure.

30.	Comment: Please create a separate table for Interested Trustees that is separate from Officers.

Response: The Registrant respectfully declines to amend the existing disclosure.

Control Persons and Principal Holders

31.	Comment: Please provide all of the disclosure required in this section per Item 18(a).

Response: The requested disclosure has been added.

Distribution of Fund Shares

32.	Comment: Please ensure that the disclosure, “…during the fiscal year ended May 31, 2016” meets the proper Form N-1A requirements.

Response: The Registrant believes the disclosure is appropriate.

Other Service Providers

Fund Administration, Fund Accounting and Transfer Agent Services

33.	Comment: Please review the disclosure, “For the administrative services rendered to the Funds by GFS, each Fund pays GFS an annual fee that ranges from $35,000 to $40,000, or 0.10% to 0.02% based on net assets of the Fund” to ensure that the percentages listed are correct given the dollar amount listed.

Response: The disclosure has been revised as follows:

For the administrative services rendered to the Funds by GFS, each Fund pays GFS an annual fee that ranges from $35,000 to $40,000, or 0.02% to 0.10% based on net assets of the Fund. The Funds also pay the Administrator for any out-of-pocket expenses.

Purchase, Redemption and Pricing of Shares

34.	Comment: Please create separate, sub-sections for each of the paragraphs that begin, “Fair Value Team and Valuation Process,” “Standards For Fair Value Determinations,” and “Board of Trustees Determination.”

Response: The Registrant respectfully declines to amend the existing disclosure.

Part C

35.	Comment: Please confirm that all applicable exhibits and Part C disclosures will be revised and provided as necessary.

Response: The Registrant so confirms.

36.	Comment: Within Item 32, please delete the phrase, “To the best of Registrant’s knowledge….”

Response: The requested change has been made.

If you have any questions or additional comments, please call the undersigned at 614-469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla

Cc: JoAnn M. Strasser